Filed Pursuant to Rule 433 Registration Statement No. 333-147664 Supplementing the Preliminary Prospectus Supplement dated May 20, 2009 (To Prospectus dated November 28, 2007)
NORDSTROM, INC.
Final Term Sheet
May 20, 2009

Issuer:	Nordstrom, Inc.

Size:	$400,000,000

Maturity:	June 1, 2014

Coupon (Interest Rate):	6.75%

Yield to Maturity:	6.837%

Spread to Benchmark Treasury:	+ 475 basis points

Benchmark Treasury:	1.875% due April 30, 2014

Benchmark Treasury Yield:	99-00 1/4; 2.087%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2009

Redemption Provision:	In whole or in part, at any time, at the Issuer’s option, at the greater of (i) 100% of principal amount or (ii) discounted present value at the Treasury Rate plus 50 basis points

Price to Public:	99.634%

Settlement Date:	May 26, 2009

CUSIP:	655664 AM2

Joint Book-Running Managers:	Banc of America Securities LLC
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Co-Managers:	RBS Securities Inc.
Wachovia Capital Markets, LLC
KeyBanc Capital Markets Inc.
Loop Capital Markets, LLC
U.S. Bancorp Investments, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus__distribution@bofasecurities.com, J.P. Morgan Securities Inc. at 1-212-834-4533, Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com, or Morgan Stanley & Co. Incorporated at 1-866-718-1649.